Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Six
	Months Ended
	June 30,
	2011	2010
Income (loss) from continuing operations before taxes	$911	$679
Sub-total of fixed charges	156	144
Sub-total of adjusted income (loss)	1,067	823
Interest on annuities and financial products	1,234	1,244
Adjusted income (loss) base	$2,301	$2,067
Fixed Charges
Interest and debt expense	$144	$137
Interest expense related to uncertain tax positions	5	-
Portion of rent expense representing interest	7	7
Sub-total of fixed charges excluding interest on annuities and financial products	156	144
Interest on annuities and financial products	1,234	1,244
Total fixed charges	$1,390	$1,388

Ratio of sub-total of adjusted income (loss) to sub-total of fixed charges excluding interest and
financial products	6.84	5.72
Ratio of adjusted income (loss) base to total fixed charges	1.66	1.49